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                                                                      EXHIBIT 25

                       IN THE UNITED STATES DISTRICT COURT
                        FOR THE NORTHERN DISTRICT OF OHIO
                                EASTERN DIVISION

NCS HEALTHCARE, INC.,                         )
                                              )
             PLAINTIFF,                       )     CASE NO.:  1: 02CV1635
                                              )
        V.                                    )
                                              )
OMNICARE, INC.,                               )
                                              )
             DEFENDANT.                       )


                             FIRST AMENDED COMPLAINT

         Plaintiff NCS HealthCare, Inc. ("NCS"), by and through its undersigned attorneys, for its complaint against Omnicare, Inc. ("Omnicare"), states and alleges upon knowledge as to itself and its own actions and upon information and belief as to all other matters, as follows:

                                  INTRODUCTION

         1. This action is brought, among other things, to enjoin continuing violations of the federal securities laws by Omnicare.

         2. On August 8, 2002, Omnicare, through its wholly-owned subsidiary, NCS Acquisition Corp., commenced an unsolicited tender offer for all outstanding NCS Class A and Class B common shares at a price of $3.50 per share in cash (the "Purported Omnicare Offer"). Omnicare commenced the Purported Omnicare Offer by filing with the SEC a Tender Offer Statement on Schedule TO, including the offer to purchase, dated August 8, 2002 that forms a part thereof (the "Offer to Purchase").

         3. As described more fully below, Omnicare's Offer to Purchase is materially false and misleading. Among other things, the Purported Omnicare Offer involves a critical, material, and
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deliberately undisclosed condition -- thus effectively rendering the Purported
Omnicare Offer illusory.

         4. Further, Omnicare's Offer to Purchase repeatedly seeks to mislead NCS stockholders into believing that NCS (prior to entering into a merger agreement with Genesis Health Ventures Inc., described below) was not interested in serious negotiations with Omnicare, for the deliberate purpose of causing NCS stockholders to tender into the Purported Omnicare Offer and to vote against the pending Genesis Merger described below.

                                   THE PARTIES

         5. NCS is a Delaware corporation with its principal place of business located in Beachwood, Ohio. NCS is an independent provider of pharmacy services to long-term care institutions including skilled nursing facilities, assisted living facilities and other institutional health care settings. The Class A common stock of NCS is publicly traded under the symbol NCSS.OB.

          6. Omnicare is a Delaware corporation with its principal place of business located in Covington, Kentucky. Omnicare is the single largest competitor of NCS in the institutional pharmacy business.

                             JURISDICTION AND VENUE

         7. The Court has subject matter jurisdiction with respect to this action pursuant to 28 U.S.C. Section 1331 in that NCS seeks relief for Omnicare's violation of 15 U.S.C. Section 78n(e), otherwise known as Section 14(e) of the Securities Exchange Act of 1934, as amended ("Section 14(e)").

          8. Venue is proper in this Court pursuant to 28 U.S.C. Section 1391(b) in that Omnicare is deemed to reside in this judicial district pursuant to 28 U.S.C. Section 1391(c). The claims asserted here arose in this District, and the acts and transactions complained of have occurred, are occurring and unless enjoined, will continue to occur in this District.


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                                   BACKGROUND

         9. On July 28, 2002, NCS entered into an agreement and plan of merger (the "Genesis Merger Agreement") with Genesis Health Ventures, Inc. ("Genesis"), pursuant to which NCS would be merged with Geneva Sub., Inc., a wholly owned subsidiary of Genesis (the "Genesis Merger").

         10. Under the terms of the Genesis Merger Agreement, each share of NCS common stock (approximately 23.7 million shares outstanding) will be exchanged for 0.1 of a share of Genesis common stock. Significantly, the Genesis Merger Agreement also provides that Genesis will repay in full the outstanding debt of NCS (including accrued and unpaid interest and redemption premium), which consists of defaulted senior, subordinated and trade debt of approximately $350 million.

         11. NCS had been weathering deteriorating conditions in the healthcare industry and a general downturn in the company's business since approximately 1999. The NCS board was, and remains, faced with managing a company in default on its debt - consisting of senior, subordinated and trade debt of approximately $350 million - with fiduciary duties to both shareholders and creditors.

         12. The Genesis Merger Agreement was the result of a substantial process of examining various restructuring alternatives, painstakingly undertaken by NCS and its advisors for a period in excess of two years.

         13. Part of this process also involved failed discussions with Omnicare about proposals made by Omnicare to purchase NCS's assets under Section 363 of the United States Bankruptcy Code. NCS and NCS's advisors maintained the view throughout the discussions with Omnicare that a Section 363 asset sale would not maximize value for all of NCS's stakeholders. In


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contrast, the Genesis Merger Agreement provides full payment of all of NCS's debt and provides significant value to NCS based on current market prices (worth approximately $38 million).

         14. After not hearing directly from Omnicare for almost five months, in the early morning of July 26, 2002, Omnicare transmitted to NCS a letter from Joel Gemunder, President and CEO of Omnicare, in which Mr. Gemunder proposed that Omnicare acquire NCS in a merger transaction pursuant to which NCS stockholders would receive $3.00 per share in cash. In that letter, Mr. Gemunder noted the need for Omnicare to conduct "confirmatory due diligence" involving the review of unspecified non-public information before the proposed acquisition could be completed.

         15. On August 1, 2002, Omnicare announced publicly that it intended to commence a cash tender offer for all of the outstanding shares of Class A and Class B common stock of NCS at a price of $3.50 per share.

         16. On August 8, 2002, Omnicare commenced its tender offer to purchase all of the outstanding shares of Class A and Class B common stock of NCS (the "Purported Omnicare Offer"), subject to the terms and conditions contained in an Offer to Purchase dated August 8, 2002. A copy of the Offer to Purchase is attached hereto at Exhibit A and is incorporated herein by reference. Although the Offer to Purchase lists nine significant conditions, among numerous others, that must be satisfied in Omnicare's sole discretion, or waived in order for the Purported Omnicare Offer to be consummated by Omnicare, the Offer to Purchase does not identify the completion of due diligence as a condition to the offer.

         17. On the same day that it commenced the Purported Omnicare Offer, Omnicare transmitted a letter to NCS in which Mr. Gemunder insisted on behalf of Omnicare that "we need to complete confirmatory due diligence" with respect to "non-public information regarding NCS"


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and stated that Omnicare "would expect . . . to begin our confirmatory investigation of NCS's non-public information as soon as possible."

         18. Although the August 8 letter was filed with the SEC, the contents of this letter have not been included by Omnicare in any mailing to stockholders, and are not disclosed in the Offer to Purchase.

         19. Thus, although the July merger proposal due diligence condition was disclosed, the August 8 tender offer due diligence condition remains undisclosed by Omnicare, no doubt because disclosure would have made clear to NCS stockholders the illusory nature of the purported tender offer.

         20. Significantly, although Omnicare purports to summarize the "MOST SIGNIFICANT CONDITIONS TO THE OFFER" at the very beginning of the Offer to Purchase, that summary does not reference the undisclosed due diligence condition which, again, would have highlighted the illusory nature of the Purported Omnicare Offer.

             OMNICARE'S MATERIALLY FALSE AND MISLEADING DISCLOSURES

The Undisclosed Due Diligence Condition In The Purported Omnicare Offer

         21. The satisfactory completion by Omnicare of its requested review and investigation of unspecified non-public information regarding NCS is an undisclosed material condition to the effectiveness of the Purported Omnicare Offer. Further, the determination whether such undisclosed condition has been satisfied is to be made by Omnicare in its sole discretion and judgment.

         22. The failure of Omnicare to disclose in the Offer to Purchase that the Purported Omnicare Offer is conditioned on the satisfactory completion by Omnicare of a review and investigation of non-public information regarding NCS and that the determination whether such


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condition has been satisfied is to be made by Omnicare in its sole discretion and judgment constitutes a material omission that renders the Offer to Purchase materially misleading.

Omnicare's Other Materially False and
Misleading Statements In The Offer To Purchase

         23. Omnicare has also made other materially false and misleading statements to NCS shareholders in the Offer to Purchase. For example, on page 4 of the Offer to Purchase, in a section entitled "Summary Term Sheet," Omnicare claims that "[w]e have tried repeatedly to discuss with NCS HealthCare the potential acquisition of NCS HealthCare by Omnicare."

         24. This statement is materially false and misleading because Omnicare did not submit its initial indication of interest to acquire NCS for $3.00 per share in cash until July 26, 2002. Prior to that time, Omnicare had made no effort to communicate directly with NCS for at least five months. Moreover, the only indications of interest submitted by Omnicare prior to that time contemplated a purchase of NCS's assets under Section 363 of the United States Bankruptcy Code at a purchase price substantially lower than the amount of NCS's outstanding debt obligations, and which would have provided no recovery to NCS's equity holders.

         25. Omnicare's obvious intention in making this statement is to deliberately mislead NCS shareholders into believing that NCS had not been interested in serious negotiations with Omnicare.

         26. Moreover, on page 18 of the Offer to Purchase, Omnicare claims that it was "frustrated by the slow pace of the negotiation of the confidentiality agreement" between NCS and Omnicare, apparently because NCS "requested that Omnicare indicate in writing specifically the limited due diligence materials that it would need to review" and that communications between the parties be made through their respective advisors.


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         27. Omnicare's obvious intention in making this statement is to deliberately mislead NCS shareholders into believing that NCS had not been interested in serious negotiations with Omnicare.

         28. The Offer to Purchase omits to disclose that it was Omnicare's refusal to agree to standard provisions in the confidentiality agreement - provisions that were contained in at least 36 other confidentiality agreements that NCS had executed with other parties expressing interest in a transaction with NCS - that resulted in the delay in executing a confidentiality agreement. The Offer to Purchase further fails to disclose that the restrictions imposed on Omnicare's ability to engage in discussions directly with NCS management were due to Omnicare's apparent failure to respect NCS's desire to maintain the confidentiality of their discussions that led to the delay in executing the confidentiality agreement, and NCS's request for a specific list of due diligence materials made in connection therewith.

         29. Also on page 18 of the Offer to Purchase, Omnicare states that NCS "never responded to Omnicare's written proposal" dated August 29, 2001, which contained its second indication of interest contemplating a purchase of NCS's assets under Section 363 of the United States Bankruptcy Code.

         30. Again, the obvious, deliberate intention of Omnicare is to mislead NCS shareholders into believing that NCS had not been interested in serious negotiations with Omnicare.

         31. This statement is false and misleading because NCS did, in fact, respond to Omnicare's second indication of interest. Although concerned that Omnicare was unwilling to agree to certain standard provisions in the proposed confidentiality agreement, NCS engaged in discussions with Omnicare regarding a possible transaction, and ultimately executed a confidentiality agreement with Omnicare in late September 2001.


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         32. Thereafter, in October 2001, representatives of NCS's financial advisor, Brown Gibbons, met with representatives of Omnicare's financial advisor to review Omnicare's indication of interest, Brown Gibbons' analysis of the potential synergies associated with a combination of Omnicare and NCS and the Company's views regarding an appropriate transaction structure and acceptable valuations for NCS. Given the potential $77 to $87 million of operating synergies Brown Gibbons believed were associated with such a transaction, Brown Gibbons expressed the view that a bankruptcy sale under Section 363 did not maximize value to NCS's stakeholders and requested that Omnicare reconsider its proposed transaction structure. Brown Gibbons further suggested a non-bankruptcy acquisition of NCS that would provide value to all of the Company's stakeholders and recognize the potential operating synergies associated with a combination of NCS and Omnicare.

         33. Moreover, on page 18 of the Offer to Purchase, Omnicare claims that it was "[f]rustrated by the lack of any response from the Company's senior management" apparently because "during the period from August to mid-November 2001, the Company failed to respond to Omnicare's repeated requests for . . . information . . . or to engage in any meaningful discussions regarding a potential transaction with Omnicare."

         34. Again, the clear intention of Omnicare is to deliberately mislead NCS shareholders into believing that NCS had not been interested in serious negotiations with Omnicare.

         35. In fact, this statement is materially false and misleading because in October 2001 and again in January 2002, NCS continued its efforts to engage Omnicare in discussions regarding a non-bankruptcy transaction that, in Brown Gibbons' estimation, would provide $77 to $87 million of operating synergies. Further, from August 2001 through January 2002, Brown Gibbons attempted to communicate with Omnicare regarding a potential non-bankruptcy


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transaction and further review of the due diligence materials provided by NCS.
However, Omnicare never responded to NCS in any meaningful manner.

         36. Further, on page 19 of the Offer to Purchase, Omnicare claims that by July 2002, "Omnicare had made repeated requests to discuss its proposal with the Company, the Company was experiencing financial difficulties and Omnicare still had not been able to hold any discussions with the Company regarding Omnicare's interest in acquiring the Company."

         37. Again, the obvious, deliberate intention of Omnicare is to mislead NCS shareholders into believing that NCS had not been interested in serious negotiations with Omnicare.

         38. In fact, Omnicare had not directly communicated with NCS about any proposal since February 2002. Moreover, prior to July 26, 2002, Omnicare had never indicated an interest in a non-bankruptcy acquisition of NCS, much less an acquisition in which equity holders would receive $3.00 per share in cash. Rather, all of Omnicare's proposals were indications of interest contemplating a purchase of NCS's assets under Section 363 of the United States Bankruptcy Code at purchase prices insufficient to provide any recovery to NCS equity holders.

Omnicare's Materially Misleading Statements Continue

         39. Omnicare's materially false and misleading statements continue as its solicitation of NCS shareholders continues. On August 20, 2002, Omnicare issued a press release which states, among other things, that "[w]e have repeatedly advised the NCS board that Omnicare is prepared to execute a merger agreement substantially identical to the NCS/Genesis Merger Agreement, which is no more conditional than the NCS/Genesis transaction."

         40. This statement is deliberately and materially false and misleading because it omits to disclose that Omnicare's execution of the merger agreement is subject to Omnicare's satisfactory completion of due diligence.


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Omnicare's Deliberate Purpose

         41. Finally, Omnicare effectively contends in state court litigation in Delaware that the public stockholders of NCS will control the outcome of the vote on the merger. The deliberate purpose of the misleading disclosures described above is to persuade NCS stockholders to tender into Omnicare's offer and to vote against the merger. Omnicare's Offer to Purchase is misleading for the further reason that it omits to disclose that failure to consummate the Genesis Merger could, in light of the undisclosed due diligence and other vague and undefined conditions, leave NCS without any merger partner in the future.

                                IRREPARABLE HARM

         42. Plaintiff and NCS shareholders have been irreparably harmed by the defendants' violations of law. They have been, and are still being, immediately and irreparably injured as a result of the above described actions of Omnicare in that, among other things:

                  (a) Each of the foregoing omitted, false or misleading facts is material in that each would be considered important to a shareholder of NCS in determining whether to vote for the Genesis Merger Agreement; and

                  (b) Plaintiff and NCS shareholders have been and will continue to be denied material information to which they are lawfully entitled and which is essential to making an informed decision with respect to whether to tender, hold or sell in the market their shares.

                           VIOLATION OF SECTION 14(e)

                                    (COUNT I)

         43. Plaintiff repeats and realleges the allegations of Paragraphs 1-38, inclusive, hereof.


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         44. Section 14(e) of the Exchange Act, 15 U.S.C. Section 78n(e), makes it unlawful "for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender, or any solicitation of security holders in opposition to or in favor of any such offer, request or invitation."

         45. Section 14(e) of the Exchange Act and the SEC regulations thereunder are thus intended to ensure that shareholders confronted with a tender offer are provided with all the information about the offeror and the offer necessary for them to make an informed investment decision whether to tender their shares to the offeror, sell their shares in the market, or hold their shares.

         46. Omnicare, by the use and means and instruments of interstate commerce or of the mails and in connection with the Purported Omnicare Offer, has made untrue statements of material fact and has omitted to state material facts necessary in order to make statements that it has made, in light of the circumstances under which such statements were made, not misleading and have engaged in acts, practices and a course of conduct which has operated as a fraud and deceit upon the shareholders of NCS.

         47. By virtue of the foregoing, Omnicare has violated, and continues to violate, Section 14(e) of the Exchange Act.

         48. NCS has no adequate remedy at law for this violation of Section 14(e).


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         WHEREFORE, Plaintiff prays for the entry of judgment in favor of NCS and against Omnicare:

         (i) preliminarily and permanently enjoining the Purported Omnicare Offer until such time as Omnicare makes appropriate corrective disclosures directly to the stockholders of NCS; and

         (ii) such further and/or additional relief as the Court deems fair and equitable.

                                        Respectfully submitted,

                                        /s/ H. Jeffrey Schwartz
                                        -----------------------------
                                        H. Jeffrey Schwartz (0014307)
                                        Mark A. Phillips (0047347)
                                        BENESCH, FRIEDLANDER, COPLAN
                                          & ARONOFF LLP
                                        2300 BP Tower
                                        200 Public Square
                                        Cleveland, OH  44114-2378
                                        Tele:    (216) 363-4500
                                        Fax:     (216) 363-4588
                                        mphillips@bfca.com

Of Counsel:

Edward P. Welch
Edward B. Micheletti
SKADDEN, ARPS, SLATE, MEAGHER
    & FLOM, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636
Tele:    (302) 651-3000
Fax:     (302) 651-3001
ewelch@skadden.com
emich@skadden.com